UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	001-38466

FORM 12b-25	CUSIP NUMBER
38267D 208
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2026
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Goosehead Insurance, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1500 Solana Blvd, Building 4, Suite 4500
Address of Principal Executive Office (Street and Number)

Westlake, Texas, 76262
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Goosehead Insurance, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026 (the “Quarterly Report”). The Company was unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense.

On November 6, 2026, the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company (the “Board”), after discussion with management of the Company, concurred with management's conclusion that the following previously issued financial statements should no longer be relied upon and should be restated (the "Restatement"): (i) the audited consolidated financial statements for the fiscal years ended December 31, 2025, 2024 and 2023 (the “Annual Periods”), included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2026; and (ii) the unaudited condensed consolidated financial statements as of and for the quarterly and year-to-date periods ended September 30, June 30 and March 31 of each of 2025, 2024 and 2023, and June 30 and March 31, 2026, included in the Company’s Quarterly Reports on Form 10-Q for those periods (the “Interim Periods” and, together with the Annual Periods, the “Non-Reliance Periods”). Similarly, any previously issued or filed reports, earnings releases, press releases, investor presentations or other communications describing the Company’s financial statements and other related financial information covering the Non-Reliance Periods should no longer be relied upon. The Audit Committee, along with management, discussed with Deloitte & Touche LLP (the "Independent Auditors"), the Company’s independent registered public accounting firm, the matters disclosed herein.

In response to a comment letter received from the SEC as part of its standard review of our annual filings, management determined that its historical accounting for certain costs to obtain customer contracts did not conform to generally accepted accounting principles in the United States ("GAAP"). Concurrently with this evaluation, management initiated a comprehensive review of its broader accounting policies. Through this process, management identified an additional departure from GAAP in the presentation of certain fees charged to franchisees, consisting of technology-related fees and fees for participation in the Company's errors and omissions ("E&O") insurance program.

During the Non-Reliance Periods, certain qualifying commissions paid to obtain customer contracts were expensed within employee compensation and benefits rather than deferred and amortized over the period of expected benefit. Although the Company believes its historical approach reflects the underlying economics of its business, that historic methodology does not comply with Accounting Standards Codification Topic 340-40, Other Assets and Deferred Costs—Contracts with Customers. The Company preliminarily expects employee compensation and benefits to decrease and income from operations to increase by approximately 0.5% to 5.5% of employee compensation and benefits for each of the full year ended December 31, 2025 and the interim periods ended June 30, 2026 and March 31, 2026, with related effects on tax expense and other assets.

During the Non-Reliance Periods, certain fees charged to franchisees, consisting of technology-related fees and fees for participation in the Company’s E&O insurance program, were recorded as a reduction of general and administrative expenses rather than recognized as franchise revenues in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). Correcting this departure from GAAP results in a reclassification that increases both franchise revenues and general and administrative expenses by equal amounts. This correction relates to presentation of these amounts, not the timing of their recognition, and had no effect on operating income, net income or cash flows for the Non-Reliance Periods. Technology-related fee revenues are recognized monthly over the terms of the respective franchise agreements and E&O insurance program fee revenue is recognized over the applicable insurance coverage period. The Company preliminarily expects both total revenue and general and administrative expenses to increase by equivalent amounts in the ranges of approximately $11 million to $16 million for the year ended December 31, 2025 and approximately $5.5 million to $8.5 million for the six months ended June 30, 2026.

The Restatement is not expected to impact the Company’s cash or cash equivalents or total cash flows from operating, investing, or financing activities for any of the Non-Reliance Periods.

The Company intends to file an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K/A”) to restate the financial statements for the Annual Periods, including the comparative financial information for 2024 and 2023, and for the quarterly and year-to-date periods ended September 30, June 30 and March 31 of 2025 and 2024. It also intends to file amendments to its Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2026 and March 31, 2026 to restate the affected interim financial statements. The Company intends to file these amendments as soon as practicable.

Management is assessing the effect of the Restatement on the Company’s internal control over financial reporting and its disclosure controls and procedures. The Company expects to report one or more material weaknesses in its internal control over financial reporting and to conclude that its disclosure controls and procedures were not effective as of the end of each of the Non-Reliance Periods.

As a result of the additional time needed to complete the Restatement, the Company does not expect to file its Quarterly Report by the prescribed due date of November 9, 2026. The Company intends to file the Quarterly Report as soon as practicable following the completion of the Restatement.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Martin	214	447-0095
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed above and in the Company’s Current Report on Form 8-K filed under Item 4.02 on November 9, 2026, management has identified departures from GAAP in its historical accounting for certain costs to obtain customer contracts and the presentation of certain franchise-related fees.

The Company’s current expectations on the impact of the Restatement are described in Part III above. As a result of the ongoing Restatement process, the Company cannot at this time provide any other estimates of changes in its results of operations for the quarter ended September 30, 2026 compared to its results of operations for the quarter ended September 30, 2025.

Preliminary Nature of Results

The financial results for the three and nine months ended September 30, 2026 included herein are preliminary, have not been reviewed or audited by the Company’s independent registered public accounting firm, are based on the Company’s estimates, and were prepared prior to the completion of the Company’s financial statement close process or the Restatement. Accordingly, our actual results and the impact of the Restatement may differ from the preliminary financial information presented herein, and any such differences could be material. The preliminary financial information is subject to, among other things, the completion of the Restatement and the Company’s financial statement close and review procedures for the three and nine months ended September 30, 2026, and should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the Company’s preliminary financial results for the three and nine months ended September 30, 2026, the scope, timing and expected impact of the Restatement, the expected impact on the Company’s third quarter 2026 results, the Company’s assessment of its internal control over financial reporting and disclosure controls and procedures, and the anticipated timing of the filing of any periodic reports or amendments thereto. Words such as “expect,” “anticipate,” “intend,” “estimate,” “believe,” “will,” “may” and similar expressions are intended to identify forward-looking statements. These statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including, among others: the completion of the Company’s financial statement close process and the review of its results; the discovery of additional information relevant to the Restatement; the time required to complete the Restatement and related filings; the Company’s expectations regarding materiality or significance and the Restatement’s quantitative effects; any delay in the filing of required periodic reports and the consequences thereof; the identification of material weaknesses and the effectiveness of remediation; potential litigation, regulatory inquiries or proceedings; and the other risks described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and its subsequent filings with the SEC. Forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update them, except as required by law.

Goosehead Insurance, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2026	By:	/s/ John Martin
John Martin
Chief Financial Officer (Principal Financial Officer)